LAW DEPARTMENT

Shirley A. Baum
Associate General Counsel
Direct Line: (602) 250-3706

February 23, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    Pinnacle West Capital Corporation Annual Report on Form 10-K
for the Fiscal Year Ended December 31, 2017
File No. 1-8962 and 1-4473

Ladies and Gentlemen:

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, as amended, enclosed please find a complete copy of the Pinnacle West Capital Corporation and the Arizona Public Service Company Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2017, including financial statements and exhibits, filed as a part thereof. In 2017, there were no material changes in accounting principles or practices that impacted Pinnacle West Capital Corporation’s and Arizona Public Service Company’s consolidated financial statements.

If you have any questions with respect to the enclosed Form 10-K, please contact me at (602) 250-3706.

Sincerely,

/s/ Shirley A. Baum

Shirley A. Baum

Enclosure

Pinnacle West Capital Corporation Law Department, 400 North Fifth Street, Station 8695, Post Office Box 53999 Phoenix, AZ 85072-3999
Phone: 602 250-3630, Fax: (602) 250-3393, E-mail: shirley.baum@pinnaclewest.com